UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

KALVISTA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

SKYLINE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

CHIESI FARMACEUTICI S.P.A.
(Parent of Offeror)

Common Stock par value $0.001 per share
(Title of Class of Securities)

483497103
(CUSIP Number of Class of Securities)

Michael R. Gordon
Executive Vice President and Group General Counsel
Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
43122 Parma, Italy
+39 0521 2791

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Zachary Blume
Ropes & Gray LLP
800 Boylston Street, Prudential Tower
Boston, MA 02199
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), with the U.S. Securities and Exchange Commission on May 13, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2026 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at one minute following 11:59 p.m., Eastern Time, on June 10, 2026. The Depositary has advised Purchaser that a total of 43,152,532 Shares were validly tendered and not validly withdrawn, representing approximately 77.8% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfies the Minimum Condition, and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. Effective as of the time on which the Offer expired on the Expiration Date, all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer were irrevocably accepted for payment by Purchaser.

Purchaser will pay all such validly tendered Shares in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and Purchaser was merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each then outstanding Share not purchased pursuant to the Offer (other than certain excluded Shares as described in the Merger Agreement) was converted into the right to receive $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes.

The full text of the joint press release issued by Parent and the Company on June 11, 2026, announcing the successful completion of Parent’s acquisition of the Company, including the successful completion of both the Offer and the Merger, is attached as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(E)	Joint Press Release issued by Parent and the Company on June 11, 2026.

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2026.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery, dated May 13, 2026.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, published in the New York Times on May 13, 2026.*
(a)(5)(A)	Joint Press Release issued by Parent and the Company on April 29, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(B)	LinkedIn Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(C)	LinkedIn Carousel Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(D)	LinkedIn Post made by Giacomo Chiesi on April 29, 2026 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(E)	Joint Press Release issued by Parent and the Company on June 11, 2026.**
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated April 29, 2026, by and among Parent, Purchaser, the Company and KalVista UK (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 29, 2026 (File No. 001-36830)).*

(d)(2)	Mutual Confidentiality Agreement, dated January 23, 2026, by and between Parent and the Company.*
(d)(3)	First Amendment to Mutual Confidentiality Agreement, dated February 27, 2026, by and between Parent and the Company.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*	Previously filed on May 13, 2026 as an exhibit to the Schedule TO.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2026

Skyline Merger Sub, Inc.

	By:	/s/ John Hess
Name: John Hess
Title: President and Secretary

Chiesi Farmaceutici S.p.A.

	By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: Director